Exhibit 99.3

EXECUTION VERSION

LIMITED GUARANTEE

This Limited Guarantee, dated as of April 3, 2015 (this “Limited Guarantee”), is made by Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership) (the “Guarantor”), a limited partnership organized under the laws of the People’s Republic of China, in favor of Shanda Games Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided herein.

1.     LIMITED GUARANTEE.

(a)            To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) among Capitalhold Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Capitalcorp Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party (the “Merger”), the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, as a primary obligor and not merely as surety to the Company, the due and punctual payment, observance, performance and discharge of 24.7% (the “Guaranteed Percentage”) of all of the obligations, covenants and agreements of Parent and Merger Sub under the Merger Agreement strictly in accordance with the terms thereof (as such obligations, covenants and agreements may be modified, amended, waived or terminated in accordance with the terms of the Merger Agreement, the “Guaranteed Obligations”); provided that in no event shall the Guarantor’s aggregate liabilities under this Limited Guarantee exceed US$115,403,144.40 (the “Cap”), it being understood that this Limited Guarantee may not be enforced against the Guarantor without giving effect to the Cap (and to the provisions of Sections 7 and 8 hereof).  The Guaranteed Party acknowledges that in the event that Parent has satisfied a portion but not all of the Guaranteed Obligations, payment of the Guaranteed Percentage of the unsatisfied Guaranteed Obligations by the Guarantor (or by any other person, including Parent or Merger Sub, on behalf of the Guarantor) shall constitute satisfaction in full of the Guarantor’s obligation to the Guaranteed Party with respect thereto. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.  Concurrently with the delivery of this Limited Guarantee, the parties set forth on Schedule A (each an “Other Guarantor”) are also entering into limited guaranties substantially identical to this Limited Guarantee (each, an “Other Guarantee”) with the Guaranteed Party.  The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guarantee.

(b)            The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. If Parent or Merger Sub fails to discharge any Guaranteed Obligations when due, then the Guarantor shall, on the Guaranteed Party’s demand, forthwith pay to the Guaranteed Party the Guaranteed Obligations (up to the Cap), and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent or Merger Sub has failed to discharge the Guaranteed Obligations, take any and all actions available hereunder or under applicable Law to collect the Guarantor’s liabilities hereunder in respect of such Guaranteed Obligations, subject to the Cap.

(c)             In furtherance of the foregoing, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Guaranteed Obligations (subject to the Cap), regardless of whether any such action is brought against Parent, Merger Sub or any Other Guarantor or whether Parent, Merger Sub or any Other Guarantor is joined in any such action or actions. The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

2.              NATURE OF GUARANTEE.  The Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub.  Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder.  In the event that any payment hereunder is rescinded or must otherwise be, and is, returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder as if such payment had not been made.  This Limited Guarantee is an unconditional guarantee of payment and not of collection.  This Limited Guarantee is a primary obligation of the Guarantor (subject to the Cap) and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent or Merger Sub first before proceeding against the Guarantor hereunder.

3.     CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.

(a)            The Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other person without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee.  The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, any Other Guarantor or any other person interested in the transactions contemplated by the Merger Agreement; (ii) any change in the time, place or manner of payment of any of the Guaranteed Obligations, or any recession, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof (in each case, except in the event of any amendment to the circumstances under which the Guaranteed Obligations are payable); (iii) any addition, substitution, legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge or release of Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of any person now or hereafter liable with respect to any portion of the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor), (iv) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to any of the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor); (vi) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Guaranteed Obligations or otherwise; (vii) any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than a discharge of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a discharge of Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement); (viii) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations or (ix) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement. To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to Parent or Merger Sub pursuant to the Merger Agreement or this Limited Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect or any right to require the marshalling of assets of Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any Other Guarantor) and all suretyship defenses generally.  The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(b)            The Guarantor hereby unconditionally and irrevocably waives and agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guarantee (subject to the Cap) or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, Merger Sub or any Other Guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent, Merger Sub or any Other Guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, and the Guarantor shall not exercise any such rights unless and until all amounts payable by the Guarantor under this Limited Guarantee (which shall be subject to the Cap) shall have been indefeasibaly paid in full in immediately available funds.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all amounts payable under this Limited Guarantee (which shall be subject to the Cap), such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be promptly paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to all amounts payable by the Guarantor under this Limited Guarantee, whether matured or unmatured, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Limited Guarantee thereafter arising.

(c)            Notwithstanding anything to the contrary contained in this Limited Guarantee but subject to Section 3(a)(v), the Guaranteed Party hereby agrees that (i) to the extent that Parent and Merger Sub are relieved of any of the Guaranteed Obligations under the Merger Agreement, the Guarantor shall be similarly relieved of its corresponding payment obligations under this Limited Guarantee, and (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee (which in any event shall be subject to the Cap) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party or its Affiliates.

(d)            No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof; nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against, Parent or any other person (including any Other Guarantor) liable for any Guaranteed Obligations prior to proceeding against the Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

4.     REPRESENTATIONS AND WARRANTIES.

The Guarantor hereby represents and warrants that:

(a)            (i) it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is formed and has all requisite limited partnership or similar power and authority to execute, deliver and perform this Limited Guarantee and (ii) the execution, delivery and performance of this Limited Guarantee (A) have been duly authorized by all necessary action on the Guarantor’s part and (B) do not contravene (1) any provision of such Guarantor’s partnership agreement or (2) any Law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(b)            except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c)            assuming due execution and delivery of the Merger Agreement by all parties thereto, this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to:  (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at Law); and

(d)            the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 7 hereof.

5.     NO ASSIGNMENT.  Neither the Guarantor nor the Guaranteed Party may assign or delegate its rights, interests or obligations hereunder to any other Person, in whole or in part, (except by operation of Law) without the prior written consent of the Guaranteed Party (in the case of an assignment or delegation by the Guarantor) or the Guarantor (in the case of an assignment or delegation by the Guaranteed Party); provided, however, that the Guarantor may assign or delegate all or part of its rights, interests and obligations hereunder, without the prior consent of the Guaranteed Party, to any Other Guarantor or affiliated entity of the Guarantor (including any Affiliate of the Guarantor or one or more investment funds sponsored or managed by the Guarantor or any such Affiliate); provided, further, that such Other Guarantor or affiliated entity of the Guarantor has certified in writing to the Guaranteed Party prior to such assignment that it is capable of (x) making the applicable representations and warranties set forth in Section 4 above and (y) performing all of its obligations hereunder; and provided, further, that any such assignment or delegation shall not, in any event, relieve the Guarantor of any of its obligations hereunder, and the Guarantor shall remain jointly and severally liable to perform the Guaranteed Obligations along with any and all parties to which any of its obligations hereunder have been assigned or delegated.  Any attempted assignment in violation of this Section 5 shall be null and void.

6.     NOTICES.  All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

 if to the Guarantor:

 Address: Zhongyin Avenue, The Cashmere Industrial Park, Lingwu, Ningxia Province, China
 Attention: Xiaofei Chen
 Facsimile: 0591-4519290

 With a copy to (which alone shall not constitute notice):

 Wilson Sonsini Goodrich & Rosati, P.C.
 Address: Jin Mao Tower, 38F, Unit 3
 88 Century Blvd, Pudong
 Shanghai 200121
 Attention: Zhan Chen
 Facsimile: +86 21 6165 1799

If to the Guaranteed Party, as provided in the Merger Agreement.

7.     CONTINUING GUARANTEE.  Subject to Section 3(c), this Limited Guarantee may not be revoked or terminated and shall remain in full force and effect, and shall continue to be binding on the Guarantor and its successors or assigns until the Guaranteed Obligations have been paid in full.  Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under or in connection with this Limited Guarantee as of the earliest of: (a) the Effective Time, if the Closing occurs; (b) in the case of a termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Parent Termination Fee or other payments pursuant to the Merger Agreement are not payable, upon such termination; and (c) in the case of a termination of the Merger Agreement for which the Parent Termination Fee or other payments pursuant to the Merger Agreement are payable, the date falling 90 days after such termination (unless, in the case of clause (c) above, the Guaranteed Party has previously made a claim under this Limited Guaranty prior to such date, in which case this Limited Guaranty shall terminate upon the final, non-appealable resolution of such action and satisfaction by the Guarantor of any obligations finally determined or agreed to be owed by the Guarantor, consistent with the terms hereof).  Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, in the event that the Guaranteed Party or any of its Affiliates asserts in any litigation or other proceeding that (i) the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap and limiting the Guaranteed Party’s enforcement hereof to the payment of money only or (ii) the provisions of this Section 7 or Section 8 hereof are illegal, invalid or unenforceable in whole or in part, asserts that the Guarantor is liable in respect of the Guarantees Obligations in excess of or to a greater extent than the Cap, or asserts any theory of liability against the Guarantor or any Non-Recourse Party (as defined in Section 8 hereof) with respect to the Equity Commitment Letters, the Merger Agreement or the transactions contemplated thereby, other than Retained Claims (as defined in Section 8 hereof) asserted by the Guaranteed Party against the Guarantor and the Non-Recourse Parties against which such Retained Claims may be asserted pursuant to Section 8, then: (x) the obligations of the Guarantor under or in connection with this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under or in connection with this Limited Guarantee, it shall be entitled to recover and retain such payments, and (z) neither the Guarantor nor any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guarantee, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement (including, without limitation, the Equity Commitment Letters), or the transactions contemplated hereby or thereby.

8.     NO RECOURSE.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges that no person other than the Guarantor (and any permitted assignees hereof) has any obligations hereunder and that, notwithstanding that the Guarantor may be a partnership, limited liability company or corporation, the Guaranteed Party has no right of recovery under this Limited Guarantee or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, advisors, representatives, Affiliates (other than any assignee under Section 5), members, managers, or general or limited partners of any of the Guarantor, Parent, Merger Sub or any Other Guarantor, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate (other than any assignee under Section 5), agent, advisor, or representative of any of the foregoing (each a “Non-Recourse Party”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party (including any claim to enforce the Equity Commitment Letters), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, and the Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery and claims that the Guaranteed Party has in respect of the Merger Agreement or the transactions contemplated thereby are its rights to recover from, and assert claims against, (a) Parent and Merger Sub and their respective successors and assigns under and to the extent expressly provided in the Merger Agreement, (b) the Guarantor (but not any Non-Recourse Party) and its successors and assigns under and to the extent expressly provided in this Limited Guarantee and subject to the limitations described herein and the Other Guarantors and their respective successors and assigns pursuant to and subject to the Cap and the other limitations set forth in the Other Guaranties, and (c) the Guarantor and the Other Guarantors and their respective successors and assigns under the applicable Equity Commitment Letters pursuant to and in accordance with the terms thereof (claims against (a), (b) and (c) collectively, the “Retained Claims”); provided that in the event the Guarantor (x) consolidates with or merges with any other person and is not the continuing or surviving entity of such consolidation or merger or (y) transfers or conveys all or a substantial portion of its properties and other assets to any person such that the aggregate sum of the Guarantor’s remaining net assets plus uncalled capital is less than an amount equal to the Cap as of the time of such transfer, then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such person, as the case may be, but only if the Guarantor fails to satisfy its payment obligations hereunder and only to the extent of the liability of the Guarantor hereunder. The Guaranteed Party acknowledges and agrees that Parent and Merger Sub have no assets other than certain contract rights and cash in a de minimis amount and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs.  Other than as expressly provided under Section 9.08 of the Merger Agreement or Section 5 of each Equity Commitment Letter, as applicable, recourse against the Guarantor under and pursuant to the terms of this Limited Guarantee and against the Other Guarantors pursuant to the terms of their Other Guaranties shall be the sole and exclusive remedy of the Guaranteed Party and all of its Affiliates against the Guarantor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letters, or the transactions contemplated thereby, including by piercing of the corporate veil, by a claim on or behalf of Parent or Merger Sub.  Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Party (including any person acting in a representative capacity) any rights or remedies against any person including the Guarantor, except as expressly set forth herein. For the avoidance of doubt, none of the Guarantor, Parent, Merger Sub or the Other Guarantors or their respective successors and assigns under the Merger Agreement, the Equity Commitment Letters, this Limited Guarantee or the Other Guaranties shall be Non-Recourse Parties.

9.     GOVERNING LAW; DISPUTE RESOLUTION.

(a)            This Limited Guarantee shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflict of Law principles thereof that would subject such matter to the Laws of another jurisdiction. Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Limited Guarantee shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “Rules”) in force at the relevant time and as may be amended by this Section 9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)            Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 9, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Limited Guarantee is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction.  For the avoidance of doubt, this Section 9(b) is only applicable to the seeking of interim injunctions and does not otherwise restrict the application of Section 9(a) in any way.

10.    COUNTERPARTS.  This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto.  This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.    THIRD-PARTY BENEFICIARIES.  This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein.

12.    CONFIDENTIALITY.

This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Guarantor; provided that the parties may disclose this Limited Guarantee to the extent required by Law, the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement and the Guarantor may disclose it to any Non-Recourse Party that needs to know of the existence of this Limited Guarantee and is subject to the confidentiality obligations set forth herein.

13.    MISCELLANEOUS.

(a)    This Limited Guarantee constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.  No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing. The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantor or any Non-Recourse Party in connection with this Limited Guarantee except as expressly set forth herein by the Guarantor.  The Guarantor and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee except as expressly set forth herein by the Guaranteed Party.

(b)            Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable by the Guarantor hereunder to the Cap provided in Section 1 hereof and to the provisions of Sections 7 and 8 hereof.  Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c)            The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d)            All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership)

By: Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

[Limited Guarantee Signature Page]

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

Shanda Games Limited

By:	/s/ Heng Wing Chan
	Name:	Heng Wing Chan
	Title:	Chairman

[Limited Guarantee Signature Page]

SCHEDULE A

Other Guarantors

1.	Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership)

2.	Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership)